UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE — ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE — ACT OF 1934

For the transition period from              to

Commission file number 1-13782

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wabtec Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office.

Westinghouse Air Brake Technologies Corporation

1001 Air Brake Avenue

Wilmerding, PA 15148

WABTEC SAVINGS PLAN

Form 11-K Annual Report Pursuant To Section 15(D) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2010

WABTEC SAVINGS PLAN

ANNUAL REPORT ON FORM 11-K

DECEMBER 31, 2010 AND 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of Wabtec Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Wabtec Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Wabtec Savings Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held at December 31, 2010 on page 13 and the Schedule of Non-Exempt Transactions for the year ended December 31, 2010 on page 14 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Freed Maxick & Battaglia, CPAs, PC

Buffalo, New York

June 24, 2011

WABTEC SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
Investments at fair value:
Shares of registered investment companies	$145,036,972	$128,871,564
Common collective trust	35,763,845	36,353,040
Employer securities	22,918,462	18,850,889

	203,719,279	184,075,493

Receivables:
Notes receivable from participants	5,529,561	4,851,446
Securities in transit	69,376	—
Employee contributions receivable	312,771	293,457
Employer contributions receivable	4,188,164	4,140,682

Net assets available for benefits	213,819,151	193,361,078

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(353,144)	456,743

Net assets available for benefits	$213,466,007	$193,817,821

The accompanying notes are an integral part of these financial statements.

WABTEC SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2010	2009
Sources of net assets:
Unrealized gain on investment transactions	$12,424,431	$26,548,693
Employee contributions	9,306,325	9,082,771
Employer contributions	7,733,069	7,045,538
Interest and dividend income	3,055,125	3,155,384
Realized gain on investment transactions	9,697,084	207,992
Transfer of assets into plan	—	12,807,278

Total sources of net assets	42,216,034	58,847,656

Applications of net assets:
Benefit payments	22,406,906	18,159,522
Administrative expenses	160,942	158,035

Total applications of net assets	22,567,848	18,317,557

Increase in net assets	19,648,186	40,530,099

Net assets available for benefits:
Beginning of year	193,817,821	153,287,722

End of year	$213,466,007	$193,817,821

The accompanying notes are an integral part of these financial statements.

WABTEC SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

1. DESCRIPTION OF PLAN

The following description of the Wabtec Savings Plan “the Plan” provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan, effective March 9, 1990, amended and restated effective January 1, 2006, is a contributory plan intended to comply with the provisions of Sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (IRC). All United States employees of Westinghouse Air Brake Technologies Corporation and its subsidiaries (Wabtec) (the Company) are eligible to participate upon their hire date. All collective bargaining employees in Wilmerding, Pennsylvania and Greensburg, Pennsylvania hired on or after October 1, 2004 are eligible to participate in the Plan upon their hire date. All collective bargaining employees in Wilmerding, Pennsylvania and Greensburg, Pennsylvania hired before October 1, 2004 are eligible to participate in the Plan, but are not eligible for employer contributions. All collective bargaining employees in Boise, Idaho are eligible to participate in the Plan, but are not eligible for employer contributions.

The Standard Car Truck 401(k) Profit Sharing & Trust Plan, the Barber Spring 401(k) Profit Sharing & Trust Plan, the Triangle Engineered Products 401(k) Profit Sharing Plan & Trust and the Barber Spring Ohio 401(k) Profit Sharing Plan & Trust were merged into the Plan effective August 3, 2009. Collectively bargained employees of Triangle Engineered Products and Barber Spring Ohio are eligible to participate, but are not eligible for employer contributions. Collectively bargained employees of Barber Spring have a discretionary match and annual profit sharing. The total fair market value of the net assets transferred into the Plan as a result of this merger was $12,807,278. These collectively bargained employees have to be 18 years old and have 6 months of service to participate in the plan.

Contributions

Participants may contribute, through payroll deductions, employee elective contributions from 1% to 50% of their compensation, limited to $16,500 in 2010 and 2009. In addition, participants may contribute employee after-tax contributions from 1% to 50% of their compensation. Participants who were 50 years of age or older during the plan year are allowed to contribute catch up contributions, up to $5,500 annually in 2010, in addition to the 50% maximum. Participants’ total annual contributions may not exceed the contributions limits under Section 415(c) of the IRC. In addition, the combination of an employee’s elective contribution and after-tax contribution may not exceed 50% of their compensation in 2010.

For those participants that are eligible, the Company makes an annual contribution of 3% of a participant’s eligible compensation, as long as the Company employs the participant on December 31. In addition, the Company will match 100% of the contribution up to a total of 3% of eligible earnings.

The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives offered under the Plan.

Withdrawals

Participants may make the following types of withdrawals:

In-Service Withdrawals - A participant may withdraw any amount of the vested portion of their employer matching account, employer basic account, employee after-tax account, and rollover accounts once in any six-month period. Once a participant has reached age 59 1/2, they can withdraw any portion of their employee elective account.

Hardship Withdrawals - In the case of hardship, as defined in the plan document, the participant can receive 100% of their employee elective account. Hardship withdrawals are limited to once every plan year. Employee contributions cannot be made to the Plan for a period of six months following the hardship withdrawal.

Notes Receivable from Participants

Notes receivable from participants (loans) are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document. Participants may borrow from their fund accounts a maximum loan amount equal to the lesser of 50% of the value of the Participant’s vested balance of their account, reduced by any outstanding loan balance, or $50,000. The loans bear interest based on prevailing commercial rates determined quarterly by the plan administrator. The interest rates on participant loans range from 4.25% to 9.5%. Principal and interest is paid ratably through monthly payroll deductions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, the Company will direct either (a) that the investment manager and trustee continue to hold the participants’ accounts in accordance with the Plan, or (b) that the investment manager and trustee immediately distribute to each participant all amounts in the participant’s account in a single lump-sum payment.

Vesting

Employee contributions are at all times 100% vested and nonforfeitable. Plan participants become 100% vested in employer contributions after three years of service as described in the Plan document.

Forfeitures

Amounts forfeited by participants are used to reduce future employer contributions. Effective April 1, 2007, the Plan was amended to allow forfeitures to be used to pay Plan expenses. Forfeitures used to reduce employer contributions and pay plan administrative expenses during the year ended December 31, 2010 amounted to $397,458 ($562,250 - 2009). For the year ended December 31, 2010, the amount in the forfeited non-vested accounts totaled $377,395 ($491,819 - 2009).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are maintained on an accrual basis of accounting. Certain expenses incurred by the plan administrator, investment manager and trustee for their services and costs in administering the Plan are paid directly by the Company.

As described in Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) Subtopic 946-210, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), and investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Accounting Estimates

The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to use estimates and assumptions that affect certain types of assets, liabilities and changes therein. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated May 13, 2010, stating that the Plan is qualified under Section 401 (a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has since been amended, but the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the tax authorities. Management has evaluated the Plan’s tax positions and concluded that as of December 31, 2010 the Plan had maintained its tax exempt status and had taken no uncertain tax positions that required an adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the Plan’s financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2007.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Reclassification

Participant loans previously reported as a component of investments have been reclassified to a component of receivables in order to conform to the current year’s presentation.

Recently Issued Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (Update) 2010-06, “Improving Disclosures About Fair Value Measurements.” Topic 820 of the Accounting Standards Codification (ASC) requires new disclosures about transfers into and out of Levels 1 and 2 of the fair value hierarchy and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for periods beginning after December 15, 2010. Disclosures required under Updated 2010-06 are included in the notes to the Plan’s financial statements for the years ended December 31, 2010 and 2009, except for the disclosures related to Level 3 fair value measurements, which will be included in the notes to the Plan’s financial statements effective January 1, 2011. Other than requiring additional disclosures, the adoption of this new guidance did not have a material impact on the Plan’s financial statements.

In September 2010, the FASB issued Update 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans”. This Update requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The guidance is effective for annual periods ending after December 15, 2010 with early adoption permitted. The guidance should be applied retrospectively to all periods presented. The Plan adopted this guidance as of December 31, 2010 and reclassified participant loans from plan investments to a component of receivables for both periods presented in the Statements of Net Assets Available for Benefits. Other than the reclassification requirements, the adoption of this standard did not have a material impact on the Plan’s financial statements.

3. FAIR VALUE MEASUREMENT

ASC 820 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Company’s assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at December 31, 2010 and 2009.

The Plan’s assets are invested in the common stock of Westinghouse Air Brake Technologies Corporation, a common collective trust, and several mutual funds through Fidelity Management Trust Company, the Plan custodian and trustee.

Employer Securities: These investments consist of common stock valued at the closing price reported on the active market on which the individual securities are traded.

Shares of registered investment companies, Valued at the Net Asset Value (NAV) of shares, provided by Fidelity that was held by the Plan at year end.

Common Collective Trust: The collective trust fund is stated at fair value as determined by the issuer based on the fair value of the underlying investments. The collective trust fund’s underlying investments seek to preserve capital and provide a competitive level of income over time that is consistent with the preservation of capital. The collective trust fund does not have any unfunded commitments relating to its investments, nor any significant restrictions on redemptions. Participant-directed redemptions can be made on any business day and do not have a redemption notice period. Certain events, such as a change in law, regulation, administrative ruling or employer-initiated termination of the Plan, may limit the ability of the Plan to transact the collective trust fund at contract value with the issuer. The Plan’s management does not believe that the occurrence of any such events is probable.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2010 (Level 1, 2 and 3 inputs are defined above):

	Total Fair Value at December 31, 2010	Fair Value Measurements at December 31, 2010 Using
Assets (in thousands)		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Large Blend Shares of registered investment companies	$65,660,317	$65,660,317	$—	$—
Large Growth Shares of registered investment companies	48,818,536	48,818,536	—	—
Large Value Shares of registered investment companies	8,660,419	8,660,419	—	—
Mid Value Shares of registered investment companies	6,437,531	6,437,531	—	—
Intermediate Shares of registered investment companies	9,610,448	9,610,448	—	—
Small Blend Shares of registered investment companies	3,251,421	3,251,421	—	—
Small Growth Shares of registered investment companies	2,598,300	2,598,300	—	—
Employer securities	22,918,462	22,918,462	—	—
Common collective trust	35,763,845	—	35,763,845	—

Total	$203,719,279	$167,955,434	$35,763,845	$—

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2009 (Level 1, 2 and 3 inputs are defined above):

	Total Fair Value at December 31, 2009	Fair Value Measurements at December 31, 2009 Using
Assets (in thousands)		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Large Blend Shares of registered investment companies	$57,704,109	$57,704,109	$—	$—
Large Growth Shares of registered investment companies	43,959,985	43,959,985	—	—
Large Value Shares of registered investment companies	8,896,982	8,896,982	—	—
Mid Value Shares of registered investment companies	4,938,942	4,938,942	—	—
Intermediate Shares of registered investment companies	8,398,318	8,398,318	—	—
Small Blend Shares of registered investment companies	2,659,059	2,659,059	—	—
Small Growth Shares of registered investment companies	2,314,169	2,314,169	—	—
Employer securities	18,850,889	18,850,889	—	—
Common collective trust	36,353,040	—	36,353,040	—

Total	$184,075,493	$147,722,453	$36,353,040	$—

4. INVESTMENTS

The trustee of the Plan is Fidelity Management Trust Company (Fidelity) per the Trust Agreement dated June 21, 1990. Fidelity maintains the investments and provides recordkeeping functions for the Plan. The fair market values of individual assets that represent 5% or more or the Plan’s net assets as of December 31, 2010 and 2009 are as follows:

	December 31, 2010	December 31, 2009
Fidelity Managed Income Portfolio II Class I	$35,763,845	$36,353,040
Wabtec Stock Fund	22,918,462	18,850,889
Spartan 500 Index Fund – Investor Class	18,759,928	17,600,547
Fidelity Growth Company Fund	17,838,820	15,092,260
Fidelity Contrafund	15,152,549	13,827,287

The contract value for the Fidelity Managed Income Portfolio II Class I is $35,410,701 for the year ended December 31, 2010 ($36,809,783 – 2009).

The Plan’s investments (including gains and losses on investment bought and sold, as well as held during the year) appreciated in value by $22,121,515 as of December 31, 2010 (the Plan’s investments appreciated in value by $26,756,685 in 2009) as follows:

	Year ended December 31,
	2010	2009
Employer Securities	$5,448,224	$338,707
Shares of registered investment companies	16,673,291	26,417,978

Total appreciation (depreciation)	$22,121,515	$26,756,685

5. PARTY-IN-INTEREST TRANSACTIONS

Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for professional, legal, and accounting expenses amounted to $108,715 for the year ended December 31, 2010 ($108,499 in 2009). All remaining expenses paid by the Plan represent fees paid by the participants for the setup of loans and maintenance. The Plan also invests in Wabtec Stock. Wabtec is the plan sponsor, and therefore, transactions qualify as party-in-interest. Investment income (loss) from parties-in-interest and interest from participant loans amounted to $22,536,958 for the year ended December 31, 2010 ($26,189,327 in 2009).

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year ended December 31,
	2010	2009
Net assets available for plan benefits per the financial statements	$213,466,007	$193,817,821
Investments	5,529,561	4,851,446
Notes receivable from participants	(5,529,561)	(4,851,446)
Adjustment from fair value to contract value for fully benefit responsive investment contract	353,144	(456,743)

Net assets available for plan benefits per the form 5500	$213,819,151	$193,361,078

The following is a reconciliation of the net increase in net asset available for plan benefits per the financial statements to the Form 5500:

	Year ended December 31,
	2010	2009
Net increase in net assets available for plan benefits per the financial statements	$19,648,186	$40,530,099
Plus: Prior year adjustment from fair value to contract value for fully benefit responsive investment contract	456,743	1,338,248
Plus: Current year adjustment from fair value to contract value for fully benefit responsive investment contract	353,144	(456,743)

Net increase in net assets available for plan benefits per the Form 5500	$20,458,073	$41,411,604

7. Subsequent Events

The G&B Specialties, Inc. Profit Sharing Plan was merged into the Plan effective February 1, 2011. The total fair market value of the net assets transferred into the Plan as a result of this merger was $2,672,209.

WABTEC SAVINGS PLAN

PLAN NUMBER 004

EMPLOYER IDENTIFICATION NUMBER 25-1615902

SCHEDULE OF ASSETS HELD

DECEMBER 31, 2010

Identity of Issuer	Description of Asset	Fair Value
Fidelity	Fidelity Managed Income Portfolio II Class I*	$35,763,845
Wabtec	Wabtec Stock Fund *	22,918,462
Fidelity	Spartan 500 Index Fund – Investor Class*	18,759,928
Fidelity	Fidelity Growth Company Fund*	17,838,820
Fidelity	Fidelity Contrafund*	15,152,549
Fidelity	Fidelity Blue Chip Growth Fund*	10,577,850
Fidelity	Fidelity Freedom 2020 Fund*	10,119,756
JP Morgan	JP Morgan Core Bond Select CL	9,610,448
Fidelity	Fidelity Equity-Income Fund*	8,660,419
Fidelity	Fidelity Overseas Fund*	5,988,082
Wabtec Savings Plan	Participant Loan Fund* (Interest rates range from 4.25% to 9.5%)	5,529,561
Fidelity	Fidelity Freedom 2040 Fund*	5,579,682
Capital Research and Management Company	American Funds EuroPacific Growth Fund Class R4	5,249,318
Fidelity	Fidelity Freedom 2025 Fund*	4,983,829
Fidelity	Fidelity Freedom 2015 Fund*	4,960,156
Fidelity	Fidelity Freedom 2030 Fund*	4,880,377
Fidelity	Fidelity Low-Priced Stock Fund*	3,912,580
Fidelity	Fidelity Freedom 2010 Fund*	3,667,298
Wells Fargo Funds Management	Wells Fargo Small Cap Value CL Z	3,251,421
Morgan Stanley Investment Management	MSIF Small Company Growth Portfolio Class P Shares	2,598,300
Goldman Sachs Asset Management	Goldman Sachs Mid Cap Value CL A	2,524,951
Fidelity	Fidelity Freedom 2035 Fund*	2,224,061
Fidelity	Fidelity Freedom 2050 Fund*	1,098,944
Fidelity	Fidelity Freedom 2045 Fund*	960,476
Fidelity	Fidelity Freedom Income Fund*	884,670
Fidelity	Fidelity Freedom 2005 Fund*	783,992
Fidelity	Fidelity Freedom 2000 Fund*	769,065

		$209,248,840

*	The above named institution is a party-in-interest.

WABTEC SAVINGS PLAN

PLAN NUMBER 004

EMPLOYER IDENTIFICATION NUMBER 25-1615902

FORM 5500, SCHEDULE H PART IV, QUESTION 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

DECEMBER 31, 2010

Year	Participant Contribution Transferred Late to Plan		Total That Constitutes Non-exempt Prohibited Transaction
2010	$1,572.82	*	$1,572.82	*

*	Represents delinquent participant elective deferral contributions that were deposited in trust later than the applicable ERISA timely deposit deadline. The plan sponsor will correct the error involving delinquent contributions by contributing the amounts to the plan (with additional earnings) and will file an excise tax return with the Internal Revenue Service.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wabtec Savings Plan

By	/s/ Scott E. Wahlstrom
Scott E. Wahlstrom
Vice President, Human Resources and Plan Administrator of the Wabtec Savings Plan

June 24, 2011